Mail Stop 4561

August 4, 2008

VIA USMAIL and FAX (310) 255-4560

Mr. Thad Brown
Chief Financial Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue, 2nd Floor
Santa Monica, California 90401

>   Re: **Anworth Mortgage Asset Corporation**
>   **Form 10-K as of December 31, 2007**
>   **Filed on March 12, 2008**
>   **File No. 001-13709**

Dear Mr. Thad Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 45

1.   We note the statement on page 52 that you had adequate cash flow, liquid assets and unpledged collateral to meet your margin requirements in 2007. Please tell us

whether the impact of meeting your margin requirements was material to your results of operations or financial condition. For example, we note that Anworth experienced a loss of approximately $23.4 million on the sale of Agency MBS and Non-Agency MBS during 2007, but it is not clear whether the sales of MBS occurred as a result of margin calls.

Liquidity and Capital Resources, page 52

2.   We note that distributions during 2007 exceeded cash flows from operating activities.   Please tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.

Item 9A. Controls and Procedures

Management Report on Internal Control Over Financial Reporting, page 62

3.   Please tell us what consideration you gave to including a statement regarding the auditor attestation report on your internal control over financial reporting per Item 308(a)(4) of Regulation S-K.

Financial Statements and Notes

Consolidated Statements of Cash Flows, page F-6

4.   Please tell us how your reconciliation of net (loss) income from continuing operations to cash flows used by operating activities complies with paragraphs 28 and 29 of SFAS 95.

Note 1. Organization and Significant Accounting Policies

Income taxes, page F-13

5.   Please tell us what consideration you gave to disclosing the tax status of distributions per unit as required by Rule 3-15(c) of Regulation S-X.

Note 3. Repurchase Agreements, page F-18

6.   Advise us what consideration was given to conforming the information regarding maturities to the guidance provided in Rule 4-08(m) of Regulation S-X. In addition, please confirm to us the amount at risk under the repurchase agreements with any one counterparty or group of related counterparties does not exceed 10% of stockholders' equity.

Note 10. Equity Compensation Plan, page F-26 and F-27

7.   Please describe the method you intend to use to measure and record the dividend
        equivalent rights upon issuance and the basis in GAAP for your accounting
        treatment.

Exhibit 12.1. Ratio of Earnings to Combined Fixed Charges and Preferred Stock
Dividends

8.   Your disclosure indicates the aggregate amount of fixed charges exceeded
        earnings for 2007 and 2006. Given these deficiencies please tell us what
        consideration you gave to including the disclosure required by Instruction 2 to
        Item 503(d) of Regulation S-K.

Schedule 14A filed April 22, 2008

Compensation Discussion and Analysis, page 12

9.   Refer to the discussion of incentive compensation on page 14. Please disclose the
        percentage of net income in excess of the amount that produced the Threshold
        Return for each quarter and the corresponding amount available to be paid under
        the incentive plan. Clarify how the percentage and amounts relate to the
        minimum percentages that your named executive officers are entitled to receive
        pursuant to their employment agreements and disclose the amounts actually paid
        during in each quarter during the last fiscal year. Also disclose whether the
        compensation committee may award amounts that are greater than the minimums
        provided under the employment agreements and, if so, how the actual awards are
        determined. To the extent you did not make awards under the plan to any of the
        named executive officers, please explain why. Provide this disclosure in future
        filings and tell us how you plan to comply.

10.   Please revise the description of bonuses to disclose the individual performance
        and other criteria considered by the compensation committee and the Principal
        Executive Officer in determining bonus amounts. We note that the committee has
        considerable discretion when determining amounts, but the factors that the
        committee considers are not clear. Provide this disclosure in future filings and tell
        us how you plan to comply.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at (202) 551-3473 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief